UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934
Vsource, Inc.
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 92908B 10 5
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000, Place Jean-Paul-Riopelle
Montréal, Québec H2Z 2B3, Canada
(514) 847 5901

with a copy to:

Thomas M. Britt, III, Esq.
Debevoise & Plimpton LLP
13/F Entertainment Building
30 Queen's Road Central
Hong Kong
(011) (852) 2160 9800
____________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 92908B 10 5
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Caisse de dépôt et placement du Québec
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC,OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,000,000 (1)
	9.	SOLE DISPOSITIVE POWER:
	10.	SHARED DISPOSITIVE POWER: 3,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 59.7% (2)
14.	TYPE OF REPORTING PERSON: OO

(1) Solely in its capacity as 100% owner of Capital d'Amérique CDPQ Inc., which is 100% owner of Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock.

(2) Based on 5,026,039 shares of common stock issued and outstanding, as described in Item 5 herein.

CUSIP No. 92908B 10 5
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Capital International Asia CDPQ Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC,OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,000,000 (1)
	9.	SOLE DISPOSITIVE POWER:
	10.	SHARED DISPOSITIVE POWER: 3,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 59.7% (2)
14.	TYPE OF REPORTING PERSON: CO

(1) Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock.

(2) Based on 5,026,039 shares of common stock issued and outstanding, as described in Item 5 herein.

CUSIP No. 92908B 10 5
1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Capital d'Amérique CDPQ Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC,OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 3,000,000 (1)
	9.	SOLE DISPOSITIVE POWER:
	10.	SHARED DISPOSITIVE POWER: 3,000,000 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 59.7% (2)
14.	TYPE OF REPORTING PERSON: CO

(1) Solely in its capacity as 100% owner of Capital International Asia CDPQ Inc. Capital International Asia CDPQ Inc. directly holds 3,000 shares of Series 4-A Convertible Preferred Stock, which is convertible into 3,000,000 shares of common stock.

(2) Based on 5,026,039 shares of common stock issued and outstanding, as described in Item 5 herein.
  Item 1. Security and Issuer

  This Statement on Amendment 3 to Schedule 13D relates to the shares of common stock, $0.01 par value, of VSource, Inc., a Delaware corporation (the "Issuer") and amends, supplements and restates the Statement on Schedule 13D originally filed by the Reporting Persons on November 4, 2002, as amended and restated by the Statement on Amendment 1 filed by the Reporting Persons on November 25, 2002 and the Statement on Amendment 2 filed by the Reporting Persons on July 3, 2003 (together, the "Statement").

  The principal executive offices of the Issuer are located at 7855 Ivanhoe Avenue, Suite 2000, LaJolla, California 92037.

  Item 2. Identity and Background

  Item 2 of the Statement is hereby amended and restated in its entirety as follows:

  Pursuant to Section 13d-1(k)(1) of Regulation 13D-G ("Regulation 13D-G") of the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 3 to Schedule 13D on behalf of Capital International Asia CDPQ Inc., Capital d'Amérique CDPQ Inc. (previously known as "Capital International CDPQ Inc.") and Caisse de dépôt et placement du Québec (referred to herein collectively as the "Reporting Persons.") The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13d-5(b)(1) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a "group" exists. Capitalized terms used and not defined in this Amendment 3 shall have the meaning set forth in the Statement.

  Prior to this Statement on Amendment 3 to Schedule 13D, the Reporting Persons had filed the Statement together with Quilvest Asian Equity Ltd., Quilvest Overseas Ltd. and Quilvest S.A. (together, the "Quilvest Entities"), because Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. had previously agreed to coordinate the purchase of the securities of the Issuer and had an unwritten and informal arrangement to coordinate their voting and disposition of such securities. Quilvest Asian Equity Ltd. and Capital International Asia CDPQ Inc. no longer coordinate their voting and disposition of the securities of the Issuer, and the Reporting Persons disclaim that they may be deemed to constitute a "group" with any of the Quilvest Entities within the meaning of Section 13d-5(b)(1) of the Act.

    (b)-(c)

    Capital International Asia CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation, the principal business of which is to make and hold private equity investments. The principal business address (which also serves as its principal office) of Capital International Asia CDPQ Inc. is 1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3. Pursuant to Instruction C of Schedule 13D, certain information with respect to Capital d'Amérique CDPQ Inc., the sole shareholder of Capital International Asia CDPQ Inc., and the executive officers and directors of Capital International Asia CDPQ Inc. is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

    The names of the directors and executive officers of Capital International Asia CDPQ Inc., their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Capital International Asia CDPQ Inc. are set forth in Exhibit 7, attached hereto and expressly incorporated herein by this reference.

    Capital d'Amérique CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation, the principal business of which is to make and hold private equity investments. The principal business address of Capital d'Amérique CDPQ Inc. is 1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3.

    Pursuant to Instruction C of Schedule 13D, certain information with respect to Caisse de dépôt et placement du Québec, the sole shareholder of Capital d'Amérique CDPQ Inc., and the executive officers and directors of Capital d'Amérique CDPQ Inc. is provided below and in the Exhibit expressly incorporated in this Item by the reference set forth below.

    The names of the directors and executive officers of Capital d'Amérique CDPQ Inc., their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Capital d'Amérique CDPQ Inc. are set forth in Exhibit 8, attached hereto and expressly incorporated herein by this reference.

    Caisse de dépôt et placement du Québec is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec. The principal business of Caisse de dépôt et placement du Québec is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province de Québec. Caisse de dépôt et placement du Québec is the sole shareholder of Capital d'Amérique CDPQ Inc.

    The names of the directors and executive officers of Caisse de dépôt et placement du Québec, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse de dépôt et placement du Québec are set forth in Exhibit 9, attached hereto and expressly incorporated herein by this reference.

    (d)-(e)

    None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    None of the Reporting Persons and none of the executive officers or directors of such Reporting Persons above have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)

  Capital International Asia CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation. Capital d'Amérique CDPQ Inc. is a Canadian (Quebec Companies Act, Part 1A) corporation. Caisse de dépôt et placement du Québec is a legal person without share capital and a mandatary of the State of the Province de Québec, created by a special act of the Legislature of the Province de Québec.

  Each of the directors and executive officers and directors of (i) Capital International Asia CDPQ Inc., (ii) Capital d'Amérique CDPQ Inc. and (iii) Caisse de dépôt et placement du Québec is a Canadian citizen, except for Mr. John T. Wall, director of Caisse de dépôt et placement du Québec, who is an American citizen.

  Item 4. Purpose of Transaction

  Item 4 of the Statement is hereby amended and restated in its entirety as follows:

  All information requested by Item 4 of this Schedule 13D is provided in this Item 4 and in Exhibits 2 through 6, 10 and 11 to this Schedule 13D, each of which is expressly incorporated herein. The information provided in this Item 4 is qualified in its entirety by Exhibits 2 through 6, 10 and 11 to this Schedule 13D.

    Series 4-A Convertible Preferred Stock

    On October 23, 2002, the Issuer and certain investors (including Capital International Asia CDPQ Inc.) entered into an agreement to purchase Series 4-A Convertible Preferred Stock, par value $0.01 per share (the "Series 4-A Convertible Preferred Stock") and warrants of the Issuer. The closing of such purchase agreement was subject to the condition that certain holders of the Issuer's securities exchange certain of their securities for shares of Series 4-A Convertible Preferred Stock, which exchanges were consummated on October 25, 2002.

    The Series 4-A Convertible Preferred Stock purchased by Capital International Asia CDPQ Inc. has the following terms and conditions:

    Each share of Series 4-A Convertible Preferred Stock is convertible into common stock of the Issuer at a rate determined by multiplying the original issue price of a share of Series 4-A Convertible Preferred Stock (which was $2,000 as of the date of purchase but adjustable under certain conditions) by the conversion price. The conversion price was originally set at $0.10 but is subject to adjustment under certain circumstances among which are a split or reverse split. Because of the Post-Closing Reverse Split described later in this Item 4, the conversion price has already been adjusted to $2.00. One share of Series 4-A Convertible Preferred Stock is, therefore, currently convertible into 1,000 shares of common stock of the Issuer.

    The conversion is automatic if certain liquidity conditions are met. At any given time, each holder of Series 4-A Convertible Preferred Stock has the same voting rights it would have if all of its Series 4-A Convertible Preferred Stock were immediately converted at such time. The Issuer is required to keep reserved out of its authorized but unissued capital a sufficient number of shares of common stock to allow for full conversion of all outstanding 4-A Convertible Preferred Stock.

    The holders of shares of Series 4-A Convertible Preferred Stock are entitled to receive cash dividends prior and in preference to any declaration or payment of dividends to holders of common stock. Upon liquidation, the holders are entitled to receive the original issue price of the Series 4-A Convertible Preferred Stock held by them as well as all accrued and unpaid dividends thereon prior and in preference to any distribution to holders of common stock but after distribution to holders of certain other securities of the Issuer.

    Holders of Series 4-A Convertible Preferred Stock have the right to purchase preemptively any shares of common stock or securities convertible into or exchangeable or exercisable for common stock that the Issuer seeks to sell on substantially the same terms and conditions as the terms and conditions of the proposed sale.

    The Issuer is prohibited from changing the rights, preferences, privileges or limitations of the Series 4-A Convertible Preferred Stock, or amending the Certificate of Incorporation to allow for the creation of another class of stock that is senior (in terms of dividends, liquidation preference or redemption) to, or pari passu with, Series 4-A Convertible Preferred Stock.

    Stockholders Agreement

    In addition to the foregoing terms of the Series 4-A Convertible Preferred Stock and in connection with the purchase of the Series 4-A Convertible Preferred Stock, on October 25, 2002, Capital International Asia CDPQ Inc., certain large shareholders of the Issuer, certain of the founders of the Company who were holders of Series 4-A Convertible Preferred Stock (such parties being referred to herein as "Holders") and the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which Capital International Asia CDPQ Inc. has certain rights and obligations relating to the business and operations of the Issuer, the transfer and voting of securities of the Issuer and other matters concerning the Issuer. Relevant terms of the Stockholders Agreement include the following:

    The Stockholders Agreement contains certain restrictions on the ability of any of the Holders to transfer their respective shares of Series 4-A Convertible Preferred Stock or common stock issuable or issued upon conversion of Series 4-A Convertible Preferred Stock (collectively, the "Shares"). Specifically, the Stockholders Agreement provides for a right of first refusal whereby if a Holder desires to transfer its Shares to a third party it must first offer those Shares to the non-transferring Holders and provides a separate right of co-sale whereby non-transferring Holders may sell their Shares to the third party. The exercise of these rights is subject to limitations and conditions which are set forth in the Stockholders Agreement, which is expressly incorporated by reference herein. In particular, the rights of first refusal and co-sale only apply to 75% of the total Shares subject to the agreement held by each Holder and their permitted transferees (including affiliates that are parties to the Stockholders Agreement) as of the date the Holder became a party to the agreement or with respect to a Holder who becomes a party to the agreement and subsequently purchases additional shares of Series 4-A Convertible Preferred Stock, as of the date of the purchase of such additional shares. That 75% portion of the Shares is referred to as the restricted securities, and no Holder may transfer any restricted securities (other than to a permitted transferee) until the earlier of March 31, 2006 or the date that certain liquidity conditions are met, unless the transfer is made in compliance with the rights of first refusal and co-sale.

    Subject to the terms and conditions set forth in the Stockholders Agreement, if at any time prior to the date that certain liquidity conditions are met, a proposal for a sale or other acquisition of all or at least 90% of the Shares then owned by all Holders to any third party in connection with particular types of sales has been approved by the Issuer's Board of Directors and holders of a specified percentage of the Issuer's outstanding share capital and Series 4-A Convertible Preferred Stock, then the Holders who approved the sale may require all other Holders to sell all of their Shares in the proposed transaction.

    The Stockholders Agreement provides that the size of the Issuer's Board of Directors shall be fixed at seven members unless a change is approved in accordance with the Issuer's Bylaws and the Stockholders Agreement. In addition, the Stockholders Agreement grants Capital International Asia CDPQ Inc. and two other larger Holders the right to have the Issuer nominate a person selected by each of them to be on the Board of Directors and requires that the Holders vote their shares in favor of such nominee. The director selected by Capital International Asia CDPQ Inc. has the right to veto certain actions contemplated by the Issuer (which would include without limitation veto rights over the Issuer incurring indebtedness beyond $5 million, entering into mergers with certain exceptions and entering into contracts with a value exceeding $1 million that are not within the Issuer's line of business). Further, a quorum necessary for the transaction of business by the Board must be at least three members, two of whom must be nominated by the Holders that have exercised their right to nominate a director as described in the Stockholders Agreement.

    Capital International Asia CDPQ Inc. also has certain veto rights over certain corporate actions of the Issuer, including without limitation veto rights over a change in the size of the Board of Directors, the sale or disposition of the Issuer's assets in an amount exceeding $250,000 and the termination or hiring of the Issuer's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President.

    Registration Rights

    In connection with their purchase of Series 4-A Convertible Preferred Stock, Capital International Asia CDPQ Inc. and other holders of Series 4-A Convertible Preferred Stock entered into a Registration Rights Agreement with the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement grants the parties to that agreement, including Capital International Asia CDPQ Inc., certain "demand", "piggyback" and Form S-3 registration rights with respect to the common stock of the Issuer, subject to the terms and conditions as set forth in the Registration Rights Agreement.

    Conditional Warrants

    In connection with its purchase of Series 4-A Convertible Preferred Stock, Capital International Asia CDPQ Inc. received warrants to purchase, beginning on April 1, 2003, 20 million shares of common stock at an exercise price of 0.01 cent/share. Under the terms of those warrants, if the Company effected a reverse split of its issued and outstanding common stock at an exchange ratio of twenty to one within 120 days of closing (the "Post-Closing Reverse Split"), then the warrants would be exchanged for a second set of warrants to purchase 1 million shares of common stock (the "Post-Closing Warrants") at the same exercise price. The second set of warrants are not exercisable before April 1, 2005 and are only exercisable at that time if particular earnings targets are not met by the Issuer.

    The Post Closing Reverse Split took place on November 20, 2002. Therefore Capital International Asia CDPQ Inc. now owns the Post-Closing Warrants. Because the exercise of the Post-Closing Warrants depends on material contingencies not within the control of any of the Reporting Persons (namely the meeting of earnings targets by the Issuer), the shares of common stock underlying the Post-Closing Warrants are not beneficially owned by any of the Reporting Persons, and such shares of common stock are not reported herein with respect to any of the Reporting Persons.

    Commitment Agreement

    On August 31, 2004, Capital International Asia CDPQ Inc. entered into a Commitment Agreement with the Issuer (the "Commitment Agreement"), pursuant to which such Reporting Person agreed, subject to the satisfaction of the Conditions (as defined below), to (i) exchange, pursuant to an exchange offer to be made by the Issuer to all holders of outstanding preferred stock of the Issuer, all shares of Series 4-A Convertible Preferred Stock held by Capital International Asia CDPQ Inc. for shares representing ownership interests in a subsidiary of the Issuer to be formed and incorporated in the British Virgin Islands ("Asia Holding Co."), to which the Issuer plans to transfer all of the shares it owns in Vsource Asia Berhad; and (ii) sell to Symphony House Berhad ("Symphony") all shares of Asia Holding Co. received in such exchange by Capital International Asia CDPQ Inc. In addition, pursuant to the Commitment Agreement, Capital International Asia CDPQ Inc. has agreed that, effective and conditional upon the completion of the transactions described in the foregoing sentence, the Stockholders Agreement and the Registration Rights Agreement will be terminated. On September 1, the Issuer filed an Information Statement pursuant to Section 14(c) of the Act with the Securities and Exchange Commission, in which it described the terms of the above-mentioned exchange offer to be made by the Issuer.

    The "Conditions" include the following: (i) that the exchange ratios used in the exchange of preferred stock of the issuer described in the preceding paragraph be 5,059.217 shares of Asia Holding Co. for each share of Series 4-A Convertible Preferred Stock; (ii) that the cash purchase price used in the sale of shares of Asia Holding Co. to Symphony be $0.158 in cash for each share of Asia Holding Co.; (iii) that holders of a majority of the outstanding shares of the series 1-A convertible preferred stock of the Issuer, the series 2-A convertible preferred stock of the Issuer and the Series 4-A Convertible Preferred Stock, each voting separately as a class, agree that the transactions described in the preceding paragraph will not be deemed a liquidation; (iv) that the holders of at least 51% of the outstanding shares of Series 4-A Convertible Preferred Stock agree to cause any shares of Series 4-A Convertible Preferred Stock not exchanged for shares of Asia Holding Co. to be converted into Common Stock; (v) that the holders of at least 51% of the outstanding shares of each class of preferred stock of the Issuer elect to exchange all of their shares of preferred stock of the Issuer for shares of Asia Holding Co.; (vi) that the holders of at least 75% of the shares of Asia Holding Co. agree to sell such shares to Symphony; (vii) that any regulatory and other third party consents or approval necessary for the consummation of the transaction be obtained; and (viii) that Capital International Asia CDPQ Inc. and Symphony enter into a binding agreement pursuant to which Symphony agrees to purchase all Post-Closing Warrants held by Capital International Asia CDPQ Inc. for $0.25 per warrant.

    In the Commitment Agreements, Capital International Asia CDPQ Inc. agreed that it would not, until the earlier of November 30, 2004 and the consummation of the transactions described in the first paragraph of this section, make or agree to make any disposition of the preferred stock of the Issuer held by it, subject to certain listed exceptions.

    Symphony Purchase Agreement

    On August 31, 2004, in connection with the execution of the Commitment Agreements, Capital International Asia CDPQ Inc. and certain other holders of common stock and warrants to purchase common stock of the Issuer entered into a Common Stock and Warrant Purchase Agreement dated as of August 31, 2004 with Symphony (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Capital International Asia CDPQ Inc. has agreed to sell to Symphony all Post-Closing Warrants held by Capital International Asia CDPQ Inc., and Symphony has agreed to purchase such warrants, for a price of $0.25 per warrant, or $250,000.00 in the aggregate. The conditions to the closing of the purchase and sale contemplated by the Purchase Agreement include the completion of the offer to purchase shares of Asia Holding Co. by Symphony.

    There can be no assurance that the transactions described in the sections titled "Commitment Agreements" and "Symphony Purchase Agreement" will be completed. However, if such transactions are completed, all Series 4-A Convertible Preferred Stock convertible into the shares of common stock reported in this Schedule 13D will have been disposed of by Capital International Asia CDPQ Inc. in connection with such transactions.

    General

  Depending on market conditions and other factors that each may deem material to its investment decision, (i) Capital International Asia CDPQ Inc. may seek to exercise the warrants described in this Item 4 and in the Exhibits to this Schedule 13D which are expressly incorporated by reference herein (to the extent that such warrants become exercisable in accordance with their terms as described in this Item 4 and in the Exhibits to this Schedule 13D which are expressly incorporated by reference herein) and (ii) each of the Reporting Persons may purchase shares of common stock of the Issuer in the open market or in private transactions or may dispose of all or a portion of the shares of common stock that such Reporting Person may acquire.

  Other than as described in Item 2, this Item 4 and Exhibits 2-6, 10 and 11 to this Schedule 13D, all of which are expressly incorporated by reference herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to develop such plans.

  Item 5. Interest in Securities of the Issuer.

  Item 5 of the Statement is hereby amended and restated in its entirety as follows:

  Pursuant to Rule 13d-3(d)(1)(i) of the Act, the percentages of beneficial ownership shown in this Item 5 and elsewhere in this schedule assume the conversion or exercise of all preferred convertible stock, options, warrants and other securities convertible into common stock held by a party currently exercisable within 60 days of August 31, 2004, but does not include the 1,250,000 shares of common stock issuable upon exercise of certain warrants issued by the Issuer (including the Post-Closing Warrants), which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have occurred. Moreover, such percentages do not assume the exercise or conversion of any preferred convertible stock, options, warrants and other convertible securities held by other holders of such securities unless expressly so provided.

  There are 2,026,039 shares of common stock outstanding, as reported in the Issuer's most recent Form 10-Q. If only Capital International Asia CDPQ Inc. converted its convertible securities and exercised its options exercisable 60 days from August 31, 2004, the total number of shares of common stock outstanding would be 5,026,039. If, alternately, all of the holders of convertible securities, options and warrants exercisable within 60 days from August 31, 2004 converted or exercised such securities, the total number of shares of common stock would be 22,879,254 (the "Fully Diluted Outstanding").

    (a)-(b)
    Capital International Asia CDPQ Inc.

    Capital International Asia CDPQ Inc. directly owns 3,000 shares of Series 4-A Convertible Preferred Stock, currently convertible into 3,000,000 shares of common stock of the Issuer, which constitutes approximately 59.67% of the issued and outstanding shares of common stock and approximately 13.11% of the Fully Diluted Outstanding.

    Capital d'Amérique CDPQ Inc.

    As sole shareholder of Capital International Asia CDPQ Inc., Capital d'Amérique CDPQ Inc. may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,000,000 shares of common stock (upon conversion of 3,000 shares of Series 4-A Convertible Preferred Stock held by Capital International Asia CDPQ Inc.), which constitutes approximately 59.67% of the issued and outstanding shares of common stock and approximately 13.11% of the Fully Diluted Outstanding.

    Caisse de dépôt et placement du Québec

    As sole shareholder of Capital d'Amérique CDPQ Inc. which is sole shareholder of Capital International Asia CDPQ Inc., Caisse de dépôt et placement du Québec may, pursuant to Rule 13d-3 of Regulation 13D-G, be deemed to be the beneficial owner, with shared voting power and shared dispositive power, of 3,000,000 shares of common stock (upon conversion of 3,000 shares of Series 4-A Convertible Preferred Stock held by Capital International Asia CDPQ Inc.), which constitutes approximately 59.67% of the issued and outstanding shares of common stock and approximately 13.11% of the Fully Diluted Outstanding.

    Other Parties to the Stockholders Agreement

    By virtue of the execution and delivery of the Stockholders Agreement, and the expected performance by the parties to vote their shares in favor of certain nominees to the Issuer's Board of Directors, all of the parties to the Stockholders Agreement may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission pursuant to the Act. If the parties to the Stockholders Agreement are deemed to constitute a "group," then each such party, as a member of the "group," would be deemed to own beneficially all of the shares of common stock owned in the aggregate by the members of such group.

    In addition to the disclaimer set forth in Item 2 with respect to the Reporting Persons, each of the Reporting Persons hereby disclaims (a) membership in any "group", by virtue of the execution and delivery by Capital International Asia CDPQ Inc. of the Stockholders Agreement, with persons other than the Reporting Persons and (b) beneficial ownership of any shares of common stock directly held by any party other than Capital International Asia CDPQ Inc.

    To the Reporting Persons' knowledge, the parties to the Stockholders Agreement have the number of shares of the Issuer as set forth in the following table. To the Reporting Persons' knowledge, the number of shares of common stock and shares of common stock issuable or issued upon conversion or exercise of other securities of the Issuer covered by the Stockholders Agreement is 19,422,876, representing approximately 85.4% of the Fully Diluted Outstanding. The following table does not take into account whether any of the holders named below are parties to any "group" other than by virtue of their execution and delivery of the Stockholders Agreement.

Parties to Stockholders Agreement	Number of Shares (1)	Percentage of Outstanding Class (2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital International Asia CDPQ Inc.	3,000,000	59.7%	0	3,000,000	3,000,000	0
Quilvest Asian Equity Ltd.	750,000	24.8%	0	750,000	750,000	0
BAPEF Investments XII, Ltd.	5,248,159	73.7%	0	5,248,159	5,248,159	0
Mercantile Capital Partners I, L.P.	3,411,516	62.7%	0	3,411,516	3,411,516	0
Asia Internet Investment Group I, LLC	418,349	17.2%	0	418,349	418,349	0
Phillip Kelly	3,000,715	63.5%	0	3,000,715	3,000,715	0
John Cantillon	2,432,122	54.6%	0	2,432,122	2,432,122	0
Dennis Smith	1,162,015	38.0%	0	1,162,015	1,162,015	0

    (1) The number of shares shown as beneficially owned by any party includes all preferred convertible stock, options, warrants and other securities convertible into common stock which are exercisable by that party within 60 days of August 31, 2004.

    (2) Assumes that only the securities convertible or exercisable into common stock held by such person or entity within 60 days of August 31, 2004, but does not include the 1,250,000 shares of common stock issuable upon exercise of the warrants issued in connection with the Issuer's October 2002 private placement of the Series 4-A Convertible Preferred Stock, which by their terms are not exercisable until April 1, 2005, and only then if certain specified events or conditions have occurred.

    To the best knowledge of the Reporting Persons, BAPEF Investments XII, Ltd. also shares voting power and dispositive power with respect to all or a portion of the shares listed beside its name in the foregoing table with Baring Asia Private Equity Fund LP1, Baring Asia Private Equity Fund LP2, Baring Asia Private Equity Fund LP3, Baring Asia Private Equity Fund LP4, BAPEF Co-Investment LP, BAPEF Advisers LP and Baring Asia (GP) Limited. To the best knowledge of the Reporting Persons, each of Mercantile Capital Partners I, L.P. and Asia Internet Investment Group I, LLC shares voting power and dispositive power with respect to the shares listed beside their names in the foregoing table with Michael A. Reinsdorf, I. Steven Edelson and Nathaniel C.A. Kramer.

    Phillip Kelly's business address is 7855 Ivanhoe Avenue, Suite 200, La Jolla, CA 92037, and he is the Chief Executive Officer of the Issuer. Mr. Kelly is a U.S. citizen.

    Dennis Smith's business address is Unit 501, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong, and he is the Chief Financial Officer and Chief Strategy Officer and Vice Chairman of the Board of Directors of the Issuer. Mr. Smith is a U.S. citizen.

    John Cantillon's business address is Level 12, Menara HLA, No. 3, Jalan Kia Peng, Kuala Lumpur, Malaysia 50450, and he is the Chief Operating Officer of the Issuer. Mr. Cantillon is a citizen of the Republic of Ireland.

    Mercantile Capital Partners I, L.P. is an Illinois limited partnership, and Asia Internet Investment Group I, LLC is a Delaware limited liability company. The principal business address of those entities, which also serves as their principal offices, is 1372 Shermer Road, Northbrook, Illinois 60062.

    BAPEF Investments XII, Ltd. is a British Virgin Islands company, with its principal business address, which also serves as its principal office, located at P.O. Box 431, Alexander House, 13-15 Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands.

    Quilvest Asian Equity Ltd. is a British Virgin Islands corporation, with its principal business address, which also serves as its principal office, located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

    The principal business of the above-named entities is the purchase, sale, exchange, acquisition and holding of investment securities.

    (c) Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in the Issuer's common stock during the past 60 days.
    (d)-(e) Not applicable.
  Item 7. Materials to be Filed as Exhibits.

  Item 7 of the Statement is hereby amended and restated in its entirety as follows:

  Exhibit 1 Statement filed pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934.

  Exhibit 2 Certificate of Designation of the Series 4-A Convertible Preferred Stock, expressly incorporated herein by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 3 Stockholders Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 4 Series 4-A Convertible Preferred Stock Purchase Agreement, dated October 23, 2002, excluding the schedules and exhibits thereto, expressly incorporated herein by reference to Exhibit 4 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 5 Two Common Stock Purchase Warrants, each dated October 25, 2002, for the purchase of 20 million shares and 5 million shares of common stock, in favor of Capital International Asia CDPQ Inc. and Quilvest Asian Equity Ltd., respectively, expressly incorporated herein by reference to Exhibit 5 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 6 Registration Rights Agreement, dated October 25, 2002, expressly incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons on November 4, 2002.

  Exhibit 7 List of Executive Officers and Directors of Capital International Asia CDPQ Inc.

  Exhibit 8 List of Executive Officers and Directors of Capital d'Amérique CDPQ Inc.

  Exhibit 9 List of Executive Officers and Directors of Caisse de dépôt et placement du Québec.

  Exhibit 10 Form of Commitment Agreement, dated August 31, 2004, between the Issuer and Capital International Asia CDPQ Inc.

  Exhibit 11 Form of Common Stock and Warrant Purchase Agreement, dated August 31, 2004, among Capital International Asia CDPQ Inc., Symphony House Berhad and certain other shareholders of the Issuer.

  Item 8. Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2004

CAPITAL INTERNATIONAL ASIA CDPQ INC.

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Secretary

CAPITAL D'AMÉRIQUE CDPQ INC.

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Secretary

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	\s\ Ginette Depelteau
	Name:	Ginette Depelteau
	Title:	Vice President and Corporate Secretary